

June 29, 2011

Via Email
Mr. Zhaohui John Liang
Chief Financial Officer
China Oumei Real Estate Inc.
634 Donna Court
River Vale, NJ 07675

  Re: **China Oumei Real Estate Inc. (f/k/a Dragon Acquisition Corp.)**
      Amendment No. 10 to Registration Statement on
      Form S-1
      Filed June 1, 2011
      File No. 333-166658

Dear Mr. Liang:

  We have reviewed Amendment No. 10 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Consolidated Financial Data, page 29

1.   We note your disclosure that your audited consolidated financial statements for the fiscal years ended December 25, 2008, 2009 and 2010 are prepared and presented in accordance with U.S. GAAP. Please revise to present unaudited financial statements for the fiscal years ended December 25, 2006 and 2007 that are prepared and presented in accordance with U.S. GAAP, or disclose that these unaudited financial statements are in accordance with U.S. GAAP if true. Refer to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Miscellaneous income, page 42

2.   We note that you incurred "no cost" in connection with the transaction disclosed in this subsection. Here or in the appropriate section, please discuss the process associated with acquiring the land use right prior to it undergoing the re-zoning procedure. Also, please clarify if no cost acquisition of land use rights is a common occurrence for you.

Critical Accounting Policies, page 49

Allowance for Doubtful Accounts, page 51

3.   Please tell us how your stated policy of recording a specific percentage allowance for contracts receivable based on the age and amount of the receivable is consistent with your policy of recognizing an allowance based on a variety of factors, including significant one-time events, historical experience, and other factors in addition to the aging. In your response, please tell us in what circumstances you do not apply this formula to calculate your allowance for doubtful accounts, including whether you have applied this formula to your $37.5 million contract receivable from the City Government of Qingdao as of March 31, 2011 as disclosed on page F-12, as we note that this receivable appears to be aged between one and two years.

Land Appreciation Tax ("LAT"), page 51

4.   Please tell us how you determined it was appropriate to record the LAT liability and the related expense at the completion of a project, rather than accruing the estimate amount over time consistent with your percentage-of-completion accounting, and cite the authoritative literature upon which you relied.

Business, page 53

Projects Under Construction, page 71

5.   We note your response to comment 5 of our letter dated May 2, 2011. Where a specific project's estimated profit margin is significantly greater than the current profit margin, please add footnote disclosure, on an individualized basis, to address the reason for the deviation.

6.   We note your disclosure on page 35 that additional government policies were issued recently to curb housing prices and speculation. Please advise whether you have taken this into account in your estimated totals.

Completed Projects, page 71

7.   We note your response to comment 6 of our letter dated May 2, 2011. Please add a footnote to the table to disclose what is included and what is excluded from "cost of sales" and "total capital required." Please explain that your actual net profits for each project may be significantly less than your gross profits for each project if those items that are excluded from "cost of sales" were accounted for as costs.

Notes to Consolidated Financial Statements, page F-32

Note 21 – Other Income, page F-60

8.   Please revise to clarify the reason the government of Licang District, Qingdao, agreed to pay approximately $23.7 million for the pre-development land use right that was previously allocated to you at no cost, including the effect of the government's re-zoning of the land for commercial development on the value of the land use right. In addition, please tell us how you determined the related receivable was collectable and when you expect to collect the amount receivable.

Form 20-F for the Fiscal Year Ended December 25, 2010

Management's Annual Report on Internal Control Over Financial Reporting, page 80

9.   Please tell us how you determined that the lack of sufficient staff with the appropriate level of experience or knowledge of U.S. GAAP to be able to prepare U.S. GAAP financial statements without outside consultants was a significant deficiency and not a material weakness. We note your disclosure that you do not believe that this deficiency had a material effect on your financial condition or results of operations or caused your financial statements for the fiscal year ended December 25, 2010 to contain a material misstatement. In your response, please tell us how you considered the possibility that your controls could fail to prevent or detect a material misstatement, since the severity of a deficiency does not depend on whether a misstatement actually has occurred but rather on whether there is a reasonable possibility that controls will fail to prevent or detect a misstatement. In addition, please tell us what changes you have made in related controls and personnel since your response letter dated November 2, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Louis A. Bevilacqua, Esq.